CMA Multi-State Municipal Series Trust
Series Number: 9
File Number: 811-5011
CIK Number: 810598
CMA Connecticut Municipal Money Fund
For the Period Ending: 09/30/2003

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch, Pierce, Fenner, & Smith Inc., for the six months ended September 30, 2003.

Purchases (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

05/05/2003	$15,000	Connecticut Sate IDA New England	1.20%	06/02/2003
05/06/2003	20,000	Puerto Rico Commonwealth/ WED	1.15	12/01/2015
06/02/2003	15,000	Connecticut Sate IDA New England	1.10	07/01/2003
07/01/2003	15,000	Connecticut Sate IDA New England	0.95	07/29/2003
07/22/2003	5,900	Connecticut Sate Health & EDL FAC	0.65	07/01/2027
07/29/2003	15,000	Connecticut Sate IDA New England	0.90	08/28/2003
08/28/2003	15,000	Connecticut Sate IDA New England	0.90	09/02/2003